

October 13, 2011

Via E-mail
Michael F. Manion
President, CFO and Chairman
BrightCube, Inc.
252 Inner Circle
The Villages, FL

> **Re:** **BrightCube, Inc.**
> **Form 10**
> **Filed September 16, 2011**
> **File No. 000-26693**

Dear Mr. Manion:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it before the effective date if comments remain outstanding. If you conclude that you should withdraw your filing due to unresolved comments, you must file your request for withdrawal before the automatic effectiveness date.

2.   Please be advised that the Commission adopted a new system of disclosure rules for "smaller reporting companies" filing periodic reports and registration statements with the SEC, which replaced the Regulation S-B disclosure requirements. Please revise your cover page so that it is consistent with the current Form 10 requirements, including identifying yourself as a smaller reporting company, and revise the document throughout to eliminate any references to Regulation S-B or Form 10-SB. Refer to SEC Release No. 34-56994.

Item 1. Description of Business

New Business Objectives

3.   You disclose that your business plan is to seek new business opportunities or engage in a
        merger or acquisition. With a view to disclosure, please tell us what steps you have
        taken, including any discussions or commitments, in furtherance of your business plan.

Business Experience of Management

4.   You disclose in the second sentence that Mr. Manion has had experience within the last
        five years negotiating transactions involving several operating companies yet you only
        disclose one transaction in the table in this section. Please revise to disclose the other
        relevant transactions. In addition, disclose the current status of each business.

Risk Factors

5.   Please include a risk factor relating to issuance of the Order for your violation of Section
        13(a) of the Exchange Act and rules thereunder. You should include disclosure regarding
        any liabilities you may have as a result of possible violations of the Exchange Act.

6.   Many of your subheadings are currently in the form of general titles, including but not
        limited to the following: "Dependence on Key Personnel," "Limited Resources; No
        Present Source of Revenues," "Broad Discretion of Management," and "General
        Economic Risks." Such subheadings are too vague and generic to adequately describe
        the risk that follows. As a general rule, your revised subheadings should work only in
        this prospectus. If they are readily transferable to other companies' offering documents,
        they are probably too generic. Refer to Item 503(c) of Regulation S-K. Please review
        this section carefully and revise your risk factor subheadings to succinctly state the
        specific risks that result from the facts or uncertainties you reference.

Conflicts of Interest

7.   Please revise this risk factor so that it refers to your actual management by name and
        identifies with specificity the nature of any business activities in which Mr. Manion
        currently engages that could be a source of potential conflicts of interest.

Reporting Requirements May Delay or Preclude Acquisition

8.   Please revise your disclosure to state in unambiguous terms whether you have an oral
        agreement or arrangement with Mr. Manion to pay the costs of the business for any
        period of time, including any conditions or limitations to any such agreement or
        arrangement.

Michael F. Manion
BrightCube, Inc.
October 13, 2011
Page 3

Compliance with Penny Stock Rules

9.	It is unclear why you cannot unequivocally state that your securities are considered penny stocks as you disclose in the section of your document titled "Registrant is a Blank Check Company," particularly given the current price of your stock. Please advise or revise.

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation

Liquidity and Capital Resources

10.	Please expand your disclosure to discuss your anticipated material commitments during the next 12 months, including the costs associated with meeting your reporting obligations as a public company, and the minimum dollar amount needed to fund such expenses for that period. Clarify the number of months your current cash resources will fund and disclose how much additional funding will be required to be raised, or advanced by Mr. Manion to complete 12 months of operations. Please provide accompanying risk factor disclosure specifying the amount needed to operate for the next 12 months and the amount of any shortfall as of the date of each amended filing.

Item 4. Security Ownership of Certain Beneficial Owners and Management

11.	Please update the disclosure regarding the number of shares of common stock issued and outstanding as of the most recent practicable date.

12.	We note your reference to footnote (1) in the table though you have not provided any footnoted disclosure. Please revise as appropriate.

Item 5. Directors, Executive Officers, Promoters and Control Persons

13.	Please identify the names of the three companies you reference in which Mr. Manion served as president and/or director and specifically disclose all other directorships held by Mr. Manion during the past 5 years as required by Regulation S-K Item 401(e)(1) and (e)(2).

Item 7. Certain Relationships and Related Party Transactions and Director Independence

14.	Please disclose the transaction you describe in footnote (1) to the Summary Compensation Table. In addition, please confirm, if true, that you have disclosed all related party transactions for the last two fiscal years to date. Refer to Regulation S-K Item 404(d) Instruction 2.

15.	Please disclose the nature of the transaction relating to the $1,254 owed to Mr. Manion, including the purpose and terms. In addition, concerning the indebtedness, provide the disclosure required by Regulation Item 404(a)(5), applicable to you through Item 404(d).

Item 10. Recent Sales of Unregistered Securities

16.   Please disclose the date of the share issuance to Mr. Manion.

Item 12. Indemnification of Officers and Directors

17.   Please tell us which provision of your Bylaws provides for insurance and indemnification as disclosed in this section.

Item 15. Financial Statements and Exhibits

Exhibit 3.1

18.   It does not appear that you filed a complete copy of your articles. For example, your articles do not include an amendment for your name change to BrightCube California, Inc. Likewise, the articles do not appear to reflect the super voting convertible preferred authorized and approved in your September 27, 2006 shareholder meeting. Please refer to Regulation S-K Item 601(b)(3) and file a complete copy of your articles.

Exhibit 3.2

19.   It appears that section 2 of Article III of your Bylaws requires that you have no less than three directors. Please tell us how you are in compliance with this provision of your Bylaws. To the extent you are not in compliance, it appears that appropriate risk factor disclosure is warranted.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel